Exhibit 99.2

AMENDMENT NO. 5 TO THE AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 5 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of October 31, 2017, among AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company may hereafter be referred to as a “Party” in their individual capacities and as “Parties” collectively.

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of September 29, 2015, as amended on June 27, 2016, December 19, 2016, June 28, 2017 and July 31, 2017 (the “Merger Agreement”), upon the terms and subject to the conditions of which, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, pursuant to Section 8.07 of the Merger Agreement, Parent (or any of its designated Affiliates on its behalf) shall deposit an amount equal to the Parent Termination Fee in cash in an escrow account under the name of the Company, or provide a standby letter of credit of the same face amount in favor of the Company, in each case, as collateral and security (the “Original Collateral”) for the payment of the Parent Termination Fee on or prior to October 31, 2017.

WHEREAS, Parent is not able to provide the Original Collateral in accordance with the Merger Agreement on or prior to October 31, 2017, but intends to provide an alternative form of collateral to secure its payment obligations of the Parent Termination Fee under the Merger Agreement by the entry of : (A) a real property mortgage agreement (the “Mortgage Agreement”), between Ms. Dan Shao and AirMedia Technology (Beijing) Co., Ltd., an wholly-owned indirect subsidiary of the Company (“WFOE”), pursuant to which Ms. Dan will create a real estate mortgage (the “Mortgage”) over two real properties owned by Ms. Dan Shao with a total appraised value of RMB 89,027,951 in favor of WFOE and its affiliate, and (B) a Multi-Parties Agreement (the “Multi-Parties Agreement”), by and among the parties hereto, the WFOE, Mr. Herman Man Guo, Ms. Dan Shao (together with Mr. Herman Man Guo, the “Guarantors”, and each a “Guarantor”), pursuant to which WFOE is entitled to enforce the Mortgage at the direction of the Company in the event that the Guarantors fail to perform their obligations to pay the Parent Termination Fee if and when required under the Merger Agreement or pursuant to the Multi-Parties Agreement;

WHEREAS, the relevant parties have entered into the Mortgage Agreement and the Multi-Parties Agreement as of the date herewith, and in connection with the above, the Parties desire to amend the Merger Agreement as set forth below;

WHEREAS, Section 9.10 of the Merger Agreement provides that the Parties may amend the Merger Agreement by action taken by or on behalf of their respective boards of directors by an instrument in writing at any time prior to the Effective Time;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interest of the Company, and declared it advisable, to enter into this Amendment, and (ii) adopted resolutions approving the execution, delivery and performance by the Company of this Amendment;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) determined that it is in the best interest of the Parent and Merger Sub, respectively, and declared it advisable, to enter into this Amendment, and (ii) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Amendment;

NOW, THEREFORE, the Parties agree to amend the Merger Agreement as follows:

1.	Definitions; References

1.1	Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Merger Agreement. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Merger Agreement shall, from and after the execution of this Amendment, refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, subject to paragraph 1.2 below, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to September 29, 2015, and references to “the date hereof” and “the date of this Agreement” shall continue to refer to September 29, 2015.

2.	Amendment to Merger Agreement

2.1	Amendment to Section 8.07 of the Merger Agreement

Section 8.07 of the Merger Agreement is hereby amended by the deletion of its entirety and the substitution in its place of the following text:

“On or prior to November 3, 2017 (or any later date as agreed by the Company), Parent and the Merger Sub shall cause the due registration of the real property mortgage that is the subject matter of that Mortgage Agreement, dated October 30, 2017, by and between Ms. Dan Shao, as the mortgagor, and AirMedia Technology (Beijing) Co., Ltd. (“WFOE”), an indirect wholly owned subsidiary of the Company, as the mortgagee, with respect to the creation of a real estate mortgage (the “Mortgage”) over two real properties which are solely owned by Ms. Dan Shao with a total appraised value of RMB 89,027,951 in favor of WFOE and its affiliate pursuant to that Multi-Parties Agreement (the “Multi-Parties Agreement”), dated October 31, 2017, by and among the parties hereto and WFOE, which Mortgage shall serve as collateral and security for the payment of the Parent Termination Fee by Parent in accordance with this Agreement. Parent and Merger Sub shall execute and deliver, or cause to be executed and delivered, all such documents and instruments (including any amendments thereto, if requested by the PRC laws and Governmental Authorities) and shall take, or cause to be taken, all such further actions as the Company may deem necessary to evidence and effectuate the Mortgage as contemplated under the Mortgage Agreement and the Multi-Parties Agreement, or, in the event that the Mortgage cannot be duly registered with the applicable Governmental Authorities, provide substitute collateral and security for the payment of the Parent Termination Fee that is acceptable to the Company, the failure of executing or delivering such documents or instruments or taking such actions shall be deemed as having incurred a material breach of this Agreement.”

3.	Miscellaneous

3.1	No Further Amendment

The Parties agree that all other provisions of the Merger Agreement shall, subject to the amendment in Section 2 of this Amendment, continue unamended, be in full force and effect and constitute legal and binding obligations of the Parties. This Amendment forms an integral and inseparable part of the Merger Agreement.

3.2	Other Miscellaneous Terms

The provisions of Article IX (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

AirMedia Holdings Ltd.

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AirMedia Merger Company Limited

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AirMedia Group Inc.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Director

[Signature Page to Amendment No. 5 to the Merger Agreement]